Exhibit 99.2

XTL Biopharmaceuticals Ltd.

PROXY FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 22, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Shlomo Shalev, Chief Executive Officer, attorney, agent and proxy of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in XTL Biopharmaceuticals Ltd. (the “Company”) which the undersigned is entitled to vote at the annual and extraordinary general meeting of shareholders (the “Annual Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, on July 22, 2024 at 15:00 PM (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders (the “Notice”) and proxy statement relating to the Annual Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

XTL BIOPHARMACEUTICALS LTD.

July 22, 2024, 15:00 p.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2023.

☐	for	☐	against	☐	abstain

2.	To re-elect Alexander Rabinovitch to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

3.	To re-elect Shlomo Shalev to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

4.	To re-elect Doron Turgeman to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

5.	To approve the terms and provisions of the acquisition of The Social Proxy Ltd. (“Social Proxy”), as more fully detailed in the Company’s Form 6-K dated June 5, 2024 (the “Transaction”) which includes (a) the issuance to the shareholders of Social Proxy such number of ADS’s of the Company which represent 44.6% of the issued and outstanding share capital of the Company and (b) the payment of US$430,000 in cash to the shareholders of Social Proxy.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of terms and provisions of the Transaction, other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

6.	To approve the consummation of the Transaction by the Company and to authorize, empower and direct Chief Executive Officer of the Company, in the name and on behalf of the Company, to take or cause to be taken any and all such further actions and to prepare, execute, deliver and file, or cause to be prepared, executed, delivered and filed any documents and such other reports, schedules, statements, consents, documents, agreements, certificates, undertakings in the name of and on behalf of the Company as he shall in his judgment, with the advice of counsel, determine to be necessary, proper or desirable to carry out fully the intent and purposes of the foregoing resolutions in order to consummate the transactions contemplated by the Transaction (the “Consummation”).

☐	for	☐	against	☐	abstain

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Consummation of the Transaction, other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	Yes	☐	No

7.	To elect, conditional upon the Consummation of the Transaction, Tal Klinger to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

8.	To elect, conditional upon the Consummation of the Transaction, Yair Redl to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.

☐	for	☐	against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

	Date: ________, 2024		Date_________, 2024
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.